UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                             (Amendment No. ______)*


                               TRIMOL GROUP, INC.
                                (Name of Issuer)

                     Common Stock Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                   896274 10 7
                                 (CUSIP Number)

                                Alexander Gordin
                     1285 Avenue of the Americas, 35th Floor
                          New York, New York 10019 USA
                                 (212) 554-4394
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                February 16, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposed of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.
--------------------------------------------------------------------------------

   1.  Names of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only). Magnum Associates Ltd.
       Greenside House, 45/47 Cuffe St.
       Dublin 2, Ireland

--------------------------------------------------------------------------------

   2.  Check the Appropriate Box if a Member of a Group (See Instructions)
       (a)
       (b)   X
--------------------------------------------------------------------------------

   3.  SEC Use Only
--------------------------------------------------------------------------------

   4.  Source of Funds (See Instructions) OO
--------------------------------------------------------------------------------

   5.  Check if Disclosure of Legal Proceedings is Required Pursuant to
       Items 2(d) or 2(e)
--------------------------------------------------------------------------------

   6.  Citizenship or Place of Organization:  Ireland
--------------------------------------------------------------------------------

                  7.  Sole Voting Power:  3,910,000
Number of         --------------------------------------------------------------
Shares Bene-
ficially          8.  Share Voting Power:  3,910,000
Owned by Each     --------------------------------------------------------------
Reporting
Person With       9.  Sole Dispositive Power:  3,910,000
                  --------------------------------------------------------------

                  10. Shared Dispositive Power:  3,910,000
--------------------------------------------------------------------------------

   11. Aggregate Amount Beneficially Owned by Each Reporting Person:  3,910,000
--------------------------------------------------------------------------------

   12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions)
--------------------------------------------------------------------------------

   13. Percent of Class Represented by Amount in Row (11):  3.8%
--------------------------------------------------------------------------------

   14. Type of Reporting Person (See Instructions)
       CO

CUSIP No.
--------------------------------------------------------------------------------

   1.  Names of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only). Aluminum-Power, Inc.
       87 Scollard Street
       Toronto, Ontario M5R 1G4

--------------------------------------------------------------------------------

   2.  Check the Appropriate Box if a Member of a Group (See Instructions)
       (a)
       (b)   X
--------------------------------------------------------------------------------

   3.  SEC Use Only
--------------------------------------------------------------------------------

   4.  Source of Funds (See Instructions) OO
--------------------------------------------------------------------------------

   5.  Check if Disclosure of Legal Proceedings is Required Pursuant to
       Items 2(d) or 2(e)
--------------------------------------------------------------------------------

   6.  Citizenship or Place of Organization:  Province of Ontario, Canada
--------------------------------------------------------------------------------

                  7.  Sole Voting Power:  88,000,000
Number of         --------------------------------------------------------------
Shares Bene-
ficially          8.  Share Voting Power:  88,000,000
Owned by Each     --------------------------------------------------------------
Reporting
Person With       9.  Sole Dispositive Power:  88,000,000
                  --------------------------------------------------------------

                  10. Shared Dispositive Power:  88,000,000
--------------------------------------------------------------------------------

   11. Aggregate Amount Beneficially Owned by Each Reporting Person:  88,000,000
--------------------------------------------------------------------------------

   12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions)
--------------------------------------------------------------------------------

   13. Percent of Class Represented by Amount in Row (11):  87%
--------------------------------------------------------------------------------

   14. Type of Reporting Person (See Instructions)
       CO

CUSIP No.
--------------------------------------------------------------------------------

   1.  Names of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only). Boris Birshtein
       87 Scollard Street
       Toronto, Ontario M5R 1G4

--------------------------------------------------------------------------------

   2.  Check the Appropriate Box if a Member of a Group (See Instructions)
       (a)
       (b)   X
--------------------------------------------------------------------------------

   3.  SEC Use Only
--------------------------------------------------------------------------------

   4.  Source of Funds (See Instructions) OO
--------------------------------------------------------------------------------

   5.  Check if Disclosure of Legal Proceedings is Required Pursuant to
       Items 2(d) or 2(e)
--------------------------------------------------------------------------------

   6.  Citizenship or Place of Organization:  Province of Ontario, Canada
--------------------------------------------------------------------------------

                  7.  Sole Voting Power:  96,795,000*
Number of         --------------------------------------------------------------
Shares Bene-
ficially          8.  Share Voting Power:  96,795,000*
Owned by Each     --------------------------------------------------------------
Reporting
Person With       9.  Sole Dispositive Power:  96,795,000*
                  --------------------------------------------------------------

                  10. Shared Dispositive Power:  96,795,000*
--------------------------------------------------------------------------------

   11. Aggregate Amount Beneficially Owned by Each Reporting Person: 96,795,000*
--------------------------------------------------------------------------------

   12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions)
--------------------------------------------------------------------------------

   13. Percent of Class Represented by Amount in Row (11):  95.7%
--------------------------------------------------------------------------------

   14. Type of Reporting Person (See Instructions)
       IN


* The number of shares indicated and the percentage of ownership are comprised of 4,285,000 shares of Common Stock owned directly by Mr. Birshtein, 3,910,000 shares owned by Magnum Associates Ltd., warrants to purchase 600,000 shares of Common Stock, and 88,000,000 shares of Common Stock indirectly attributed to Mr. Birshtein through his controlling interest of a controlling stockholder of Aluminum-Power, Inc.

ITEM 1. SECURITY AND ISSUER

     This statement relates to the shares of common stock, par value $0.01 per share (the "Common Stock"), of Trimol Group, Inc., a Delaware corporation (the "Company" or "Issuer"). The Company has its principal executive office at 1285 Avenue of the Americas, New York, New York 10019.

ITEM 2. IDENTITY AND BACKGROUND

     This statement is being filed on behalf of Aluminum-Power, Inc., Magnum Associates, Ltd., and Boris Birshtein (collectively, the "Reporting Persons"):

1. (a)   Name: Aluminum-Power, Inc. ("Aluminum-Power");

         Place of Organization: Province of Ontario, Canada

(b)      Principal Office: 87 Scollard Street, Toronto, Ontario Canada, M5R 1G4

(c)      Principal Business: Research and development of fuel cell technologies.

(d) During the last five years, Aluminum-Power has not been convicted in a criminal proceeding;

(e) During the last five years, Aluminum-Power was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

2.(a)    Name: Magnum Associates Ltd. ("Magnum")

         Place of Organization: Ireland

(b)      Principal Office: Greenside House 45/47 Cuffe St., Dublin 2, Ireland

(c)      Principal Business: Holding Company

(d) During the last five years, Magnum has not been convicted in a criminal proceeding;

(e) During the last five years, Magnum was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

3.(a)    Name: Boris Birshtein, a natural born person;

(b)      Business Address: 87 Scollard Street, Toronto, Ontario Canada M5R 1G4

(c)      Present Principal Occupation: Businessman and Author

(d)      During the last five years,  Mr.  Birshtein has not been convicted in a
         criminal   proceeding   (excluding   traffic   violations   or  similar
         misdemeanors).

(e) During the last five years, Mr. Birshtein was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      Boris Birshtein is a Canadian citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The following information summarizes the source and amount of, or other consideration used by each Reporting Person listed in Item 2 above, and the dates upon which the Reporting Persons obtained an interest greater than 5% in the Company:

A.   Acquisition of the Company's Shares by Magnum on January 6, 1998.

     Pursuant to an Agreement and Plan of Reorganization dated January 6, 1998, (the "Reorganization Agreement"), by and among the Company, Magnum, a corporation organized under the laws of Ireland, and Starbeam, a corporation organized under the laws of Ireland (Magnum and Starbeam shall hereinafter sometimes be collectively referred to as the "Target Stockholders"), the Company acquired all of the issued and outstanding capital stock of the Targets (as defined below), from the Target Stockholders in exchange for the issuance of an aggregate of 10,000,000 shares of common stock, par value $0.01 per share (the "Common Stock") of the Company. The Reorganization Agreement is attached hereto as Exhibit 1.

     In consideration of the issuance of the Company's shares to the Target Stockholders, the Target Stockholders transferred to the Company the following:

     (a) One hundred percent (100%) of the membership interests in Jolly LLC, a limited liability company organized under the laws of Wyoming (hereinafter referred to as "Jolly"), which owned sixty-five percent of the issued and outstanding capital stock of Jolly Alon Limited, a corporation incorporated under the laws of the Republic of Moldova (hereinafter referred to as "JAL"). JAL operates and manages the Jolly Alon Hotel in Chisinau, Moldova and rents stores and offices located on the hotel property;

     (b) One hundred percent (100%) of the issued and outstanding shares of common stock of Sturge, Ltd. ("Sturge"), a company limited by shares incorporated under the laws of Ireland;

     (c) One hundred percent (100%) of the of the issued and outstanding shares of common stock of Maximilia, Ltd. ("Maximilia"), a company limited by shares incorporated under the laws of Ireland. Maximilia and Sturge each owned fifty percent (50%) (or 100% in the aggregate) of the issued and outstanding capital stock of Banca Commerciala pe Actiuni "Export-Import," a corporation organized under the laws of the Republic of Moldova (hereinafter referred to as the "Banca"). Banca operated a commercial bank in the Republic of Moldova.

     (d) One hundred percent (100%) of the of the issued and outstanding shares of common stock of Paul Garnier Ltd. ("Garnier"), a company limited by shares incorporated under the laws of Ireland. Garnier owned fifteen percent (15%) and Maximilia owned fifty-five percent (55%) (or seventy percent (70%) in the aggregate) of the issued and outstanding capital stock of Exim Asint S.A., a corporation incorporated under the laws of the Republic of Moldova ("Exim"). Exim owned a property and casualty insurance business in the Republic of Moldova.

     As  a  result  of  the   Reorganization   Agreement,   the  Targets  became
wholly-owned subsidiaries of the Company, and Magnum and Starbeam became the majority stockholders of the Company.

     At the time of the Agreement and Plan of Merger, Boris Birshtein was the sole stockholder of both Magnum and Starbeam. Thus, subsequent to the Agreement and Plan of Merger, Mr. Birshtein became the indirect beneficial owner of a majority of the common stock of the Company.

     In early February 2001, Starbeam distributed all of its Company Common Stock to its sole stockholder, Mr. Birshtein. Thus, Mr. Birshtein became the direct holder of 3,910,000 shares of the Company's Common Stock.

B. Acquisition of the Company's Shares by Aluminum-Power, Inc. on February 16, 2001.

     On February 16, 2001, the Company closed (the "Closing") a Technology Acquisition Agreement (the "Acquisition Agreement") by and between the Company and Aluminum-Power, Inc. ("Aluminum-Power"), a corporation organized under the laws of the Province of Ontario, Canada. The Acquisition Agreement is attached hereto as Exhibit 2.

     At the time of the Closing, Mr. Birshtein was the indirect beneficial owner of a majority of the common stock of both the Company and Aluminum-Power.

     Pursuant to the terms of the Agreements, the Company issued eighty-eight million (88,000,000) shares of the Company's, $0.01 par value, common stock and transferred the following assets to Aluminum-Power:

     (a) One hundred percent (100%) of the membership interests of Jolly LLC, (hereinafter referred to as the "Jolly Membership Interest"), which continued to own sixty-five percent (65%) of the issued and outstanding capital stock of JAL. At the time of the Closing, JAL continued to operate and manage the Jolly Alon Hotel;

     (b) One hundred percent (100%)of the issued and outstanding shares of Garnier (hereinafter referred to as the "Garnier Stock"), which continued to own one hundred percent (100%) of the issued and outstanding capital stock of Exim. At the Closing, Exim continued to own the property and casualty insurance business in the Republic of Moldova;

     (c) Fifty percent (50%) of the issued and outstanding shares of Sturge (hereinafter referred to as the "Sturge Stock"), which continued to own fifty percent (50%) of the issued and outstanding capital stock of Banca. Banca continues to operate the commercial bank in the Republic of Moldova.

     As a result of the transfer of the Jolly Membership Interest, Garnier Stock and Sturge Stock to Aluminum-Power, the Company divested itself of all of its interest in these businesses (collectively, the "Exchanged Assets").

     In consideration of the receipt of the Exchanged Assets, Aluminum-Power transferred to the Company the following:

     (a) An exclusive worldwide license to make, use and sell a mechanically rechargeable metal-air battery solely for use with consumer portable electronic devices, evidenced by United States Patent and Trademark Office Patent Application Number: 09/522,930, filed on March 10, 2000, titled, "Ecologically Clean Mechanically Rechargeable Air-Metal Current Source," and Canadian Patent Application Number: 2,301,470, filed on December 7, 2000, that will allow for an instantaneous mechanical rechargeable battery requiring no external power source for recharging;

     (b) All rights and title to certain technology relating to metal-air batteries and fuel cells, evidenced by United States Patent and Trademark Office Patent Application Reference No. PNK/M275689/IAROCHENKO, filed on December 19, 2000, and Internal Reference Patent Application #1167 filed with the Canadian Intellectual Property Office on February 7, 2000, and titled, "A Metal-Air Battery Having In-Situ Generatable Electrolyte," suitable for consumer portable electronic devices, including two-way radios, wireless telephones, portable audio and video players, video cameras and personal computers. The objective of this technology is to create a battery with a virtually unlimited shelf life prior to activation; and,

     (c) The design and know-how to a DC/DC Converter designed and developed by Aluminum-Power to be used as part of a full battery assembly which will enable the conversion of cell voltage of virtually any aluminum-metal-air-cathode battery to the voltage required by different consumer portable electronic devices.

C.   Acquisition of the Company's Shares by Boris Birshtein

     Mr. Birshtein's can be considered to have acquired the Company's shares through the transactions described above due to his beneficial ownership, as described in Item 6 below, of Magnum and Aluminum-Power. Mr. Birshtein is also the direct owner of shares of Common Stock of the Company.


ITEM 4. PURPOSE OF TRANSACTION

1.   Magnum's purpose in acquiring the Company's securities

     The purpose of the acquisition of the Company's securities was for investment purposes.

     (a) Magnum may acquire additional securities of the Company or dispose of securities of the Company from time to time;

     (b) Magnum has no plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

     (c) Magnum has no plans or proposals which relate to or would result in a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

     (d) Magnum has no plans or proposals which relate to or would result in any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill existing vacancies on the board;

     (e) Magnum has no plans or proposals which relate to or would result in any material change in the present capitalization or dividend policy of the Company;

     (f) Magnum has no plans or proposals which relate to or would result in any material change in the Company's business or corporate structure including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

     (g) Magnum has no plans or proposals which relate to or would result in any material change in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (h) Magnum has no plans or proposals which relate to or would result in any material change in causing a class of securities of the issuer to be delisted from a national securities exchange to cease to be authorized to be quoted in any inter-dealer quotation system of a registered national securities association;

     (i) Magnum has no plans or proposals which relate to or would result in any material change in causing a class of equity securities of the Company becoming eligible for termination or registration pursuant to Section 12(g)(4) of the Act;

     (j) Magnum has no plans or proposals which relate to or would result in any action similar to any of those enumerated above.

2.   Aluminum-Power's purpose in acquiring the Company's securities

     The purpose of the acquisition of the Company's securities was for investment purposes.

     (a) Aluminum-Power may acquire additional securities of the Company or dispose of securities of the Company from time to time;

     (b) Aluminum-Power has no plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

     (c) Aluminum-Power has no plans or proposals which relate to or would result in a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

     (d) Aluminum-Power has no plans or proposals which relate to or would result in any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill existing vacancies on the board;

     (e) Aluminum-Power has no plans or proposals which relate to or would result in any material change in the present capitalization or dividend policy of the Company;

     (f) Aluminum-Power has no plans or proposals which relate to or would result in any material change in the Company's business or corporate structure including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

     (g) Aluminum-Power has no plans or proposals which relate to or would result in any material change in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (h) Aluminum-Power has no plans or proposals which relate to or would result in any material change in causing a class of securities of the issuer to be delisted from a national securities exchange to cease to be authorized to be quoted in any inter-dealer quotation system of a registered national securities association;

     (i) Aluminum-Power has no plans or proposals which relate to or would result in any material change in causing a class of equity securities of the Company becoming eligible for termination or registration pursuant to
     Section 12(g)(4) of the Act;

     (j) Aluminum-Power has no plans or proposals which relate to or would result in any action similar to any of those enumerated above.

3.   Boris Birshtein's purpose in acquiring the Company's securities

     The purpose of the acquisition of the Company's securities was for investment purposes.

     (a) Mr. Birshtein may acquire additional securities of the Company or dispose of securities of the Company from time to time;

     (b) Mr. Birshtein has no plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

     (c) Mr. Birshtein has no plans or proposals which relate to or would result in a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

     (d) Mr. Birshtein has no plans or proposals which relate to or would result in any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill existing vacancies on the board;

     (e) Mr. Birshtein has no plans or proposals which relate to or would result in any material change in the present capitalization or dividend policy of the Company;

     (f) Mr. Birshtein has no plans or proposals which relate to or would result in any material change in the Company's business or corporate structure including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

     (g) Mr. Birshtein has no plans or proposals which relate to or would result in any material change in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (h) Mr. Birshtein has no plans or proposals which relate to or would result in any material change in causing a class of securities of the issuer to be delisted from a national securities exchange to cease to be authorized to be quoted in any inter-dealer quotation system of a registered national securities association;

     (i) Mr. Birshtein has no plans or proposals which relate to or would result in any material change in causing a class of equity securities of the Company becoming eligible for termination or registration pursuant to
     Section 12(g)(4) of the Act;

     (j) Mr. Birshtein has no plans or proposals which relate to or would result in any action similar to any of those enumerated above.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 are as follows:

                                        As of January 6, 1998 following    as of the Closing of the
                                        the Reorganization (1)             Acquisition Agreement (2)
                                        AMOUNT AND NATURE                  AMOUNT AND NATURE
                                          OF BENEFICIAL      PERCENT OF      OF BENEFICIAL      PERCENT OF
   NAME OF BENEFICIAL OWNER                   OWNER            CLASS             OWNER            CLASS
   ------------------------                   -----            -----             -----            -----
   Starbeam, Ltd.
   Greenside House
   45/47 Cuffe St.                          3,910,000           32.5%              --(4)            --
   Dublin 2, Ireland (3)

   Magnum Associates Ltd.
   Greenside House
   45/47 Cuffe St.
   Dublin 2, Ireland (5)                    3,910,000           32.5%           3,910,000          3.8%

   Aluminum-Power, Inc.
   87 Scollard Street
   Toronto, Ontario M5R 1G4 (6)                 0                 --           88,000,000         87.0%

   Boris Birshtein (3)(5)(6)(7)           8,795,000 (8)         73.1%        96,795,000 (9)       95.7%

----------

     (1) Based on 12,039,000 shares of Common Stock actually outstanding as of the Reorganization.

     (2) Assuming 101,189,000 shares of Common Stock outstanding after: (i) the issuance of 88,000,000 shares of Common Stock pursuant to the Acquisition Agreement; and (ii) pursuant to the grant of 1,150,000 options to purchase Common Stock pursuant to the 2001 Omnibus Plan.

     (3) At the time of the Reorganization, Mr. Birshtein was the sole shareholder of Starbeam, Ltd. ("Starbeam")Mr. Birshtein is the sole shareholder of Magnum Associates, Ltd. ("Magnum").

     (4) In early February 2001, Starbeam distributed 3,910,000 shares of the Company's Common Stock to Mr. Birshtein.

     (5) Mr. Birshtein is the sole shareholder of Magnum Associates, Ltd. ("Magnum").

     (5)  Mr.   Birshtein  is  an  indirect   owner  of   Aluminum-Power,   Inc.
          Aluminum-Power, Inc.'s majority shareholder is Eontech Group, Inc. which is directly owned and controlled by Birshtein Holdings, Ltd. Birshtein Holdings, Ltd. is directly controlled by Boris Birshtein.

     (6)  Mr. Birshtein currently serves as the Company's Chairman of the Board.

     (7) Includes 4,285,000 shares of common stock owned directly by Mr. Birshtein, 3,910,000 owned by Magnum and warrants to purchase 600,000 shares of common stock.

     (8) Includes 4,285,000 shares of common stock owned directly by Mr. Birshtein, 3,910,000 owned by Magnum, warrants to purchase 600,000 shares of common stock, and 88,000,000 shares of common stock owned by Aluminum-Power, Inc.

(b) With the exception of Boris Birshtein, each beneficial owner indicated in the chart in (a) above has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the shares of stock that each respectively owns. Mr. Birshtein is the indirect beneficial owner of Magnum and Aluminum-Power, and as such has the sole power to direct the vote and sole power to direct the disposition of the shares of stock listed above in paragraph (a) that each entity respectively owns;

(c) Transactions in the class of securities reported that were effected in the last sixty (60) days have been disclosed in Item 2;

(d) Where an interest relates to more than five percent (5%) of the class, the person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities is the same person or entities identified in Item 2;

(e) With the exception of Magnum, all other reporting persons described in paragraph (a) above remain beneficial owners of more than five percent of the class of securities. On February 16, 2001, Magnum ceased to directly own over five percent (5%) of the class of securities because of the Technology Acquisition transaction described in Item 3 above.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The relationships among the reporting persons named in Item 2 and between such persons and any person with respect to any securities of the Company are disclosed in Item 5.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     The information set forth in the Exhibit Index is incorporated herein by reference.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 5, 2001


ALUMINUM-POWER, INC.


/s/ Stephen Maislin
----------------------------
Name:  Stephen Maislin
Title: President


MAGNUM ASSOCIATES LTD.

/s/ Boris Birshtein                                /s/ Boris Birshtein
-----------------------------                      ---------------------------
Name:  Boris Birshtein                             Boris Birshtein
Title: Chairman of the Board

                                  EXHIBIT INDEX


--------------------------------------------------------------------------------
             Exhibit No.                           Description
--------------------------------------------------------------------------------
                  1 Agreement and Plan of Reorganization dated as of December 31, 1997 by and amongst Trimol Group, Inc. (f/k/a Nutronics International, Inc.), Magnum Associates Ltd. and Starbeam, Ltd.
--------------------------------------------------------------------------------
                  2 Technology Acquisition Agreement Dated January 11, 2001 by and between the Company and Aluminum-Power, Inc.
--------------------------------------------------------------------------------